Exhibit 99.33

Black Mammoth Metals Finds Chargeability Anomaly at Happy Cat South Gold Target, NV

BMM: TSX-V

VANCOUVER, BC, Feb. 12, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce the results of a pole-dipole induced polarization (IP) survey at the Happy Cat South target (“Happy Cat” or the “Property”), within the Company’s South Ravenswood property located at the southern end of the Rabbit Creek Gold Trend, Lander County, NV. The Company has also staked 66 additional unpatented lode claims (approximately 551 hectares) on lands managed by the Bureau of Land Management (BLM).

IP Results:

The IP results have identified a large target area at Happy Cat where the chargeability high and resistivity high is coincident with a gravity high. The IP survey’s pseudo sections’ average chargeability with the gravity high is shown below in Figure 1, with the pseudo sections’ average resistivity with the gravity high shown in Figure 2. This geophysical anomaly is situated mainly east of a 600m diameter gold mineralized zone and is open to the north, but mostly to the south. The east-west IP lines (3) were spaced 275m apart.

Figure 1 – Chargeability with Gravity High Proximal to the Gold Mineralized Zone. (CNW Group/Black Mammoth Metals Corp)

Gold Mineralized Zone:

Exploration activity conducted by previous operators, which includes reverse circulation drilling, trenching, auger drilling and rock and soil sampling have confirmed the presence of a gold mineralization zone with no clear source of the mineralization identified (see Company’s news release dated November 25, 2020).

Gravity High:

Black Mammoth’s 2022 ground gravity survey covered a 12 square km area and revealed a prominent gravity high indicative of a potentially uplifted basement block (horst) beneath volcanic cover and is coincident with the gold mineralized zone which represents a target zone (see Company’s news release dated September 14, 2022).

The Company plans to further investigate this target zone which may include inversion modelling and other work-up activities to refine drill targets. There is an active Notice level drilling permit issued by the BLM and a reclamation bond in place.

Figure 2 – Resistivity with Gravity High Proximal to the Gold Mineralized Zone. (CNW Group/Black Mammoth Metals Corp)

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	West Reveille Silver property, Nye County, NV.
•	Tom’s Pediment Gold-Silver property, Lander County, NV.
•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 12-FEB-26